Exhibit 99.1

JA Solar to Hold Annual General Meeting on June 30, 2014

SHANGHAI, China, May 20, 2014 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (the “Company”), a leading manufacturer of high-performance solar power products, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Monday, June 30, 2014, at 10:30 a.m., Beijing Time, at its headquarters at No. 36, Jiang Chang San Road, Zhabei, Shanghai, the People’s Republic of China. The shareholder record date is May 21, 2014.

A notice of the AGM describing the matters to be considered during the meeting is available via the AGM link in the Events & Presentations section at the Company’s investor relations website at http://investors.jasolar.com.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 2.1 GW of solar power products in 2013. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86-138-1079-1408

Email: gary.dvorchak@icrinc.com